Exhibit 99.1

ObsEva and Yuyuan BioScience Technology Announce Submission of the

Pre-IND Dossier for Nolasiban with the Chinese NMPA

Geneva, Switzerland and Boston, MA – July 1, 2020 - ObsEva SA (NASDAQ: OBSV / SIX: OBSN - a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy), and Yuyuan BioScience Technology (“Yuyuan”) today announced that Yuyuan has submitted a pre-IND meeting request for nolasiban to the Center for Drug Evaluation at the Chinese National Medical Products Administration (NMPA). Nolasiban, a novel, oral oxytocin receptor antagonist, is being developed for improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization (IVF). Two Phase 3 studies have been completed in Europe.

As per the partnership agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the People’s Republic of China (PRC). Yuyuan will fund all development and registration activities in the PRC. This submission represents the first milestone in the process to enable a Phase 1 and Phase 2 proof-of-concept study in China.

“We are excited with today’s submission of our pre-IND meeting request for nolasiban which demonstrates the diligence and commitment of our Chinese partner, Yuyuan,” said Ernest Loumaye, CEO and Co-Founder of ObsEva. “A full analysis of all the available clinical data has strengthened our belief that nolasiban has the potential to play a role in improving clinical pregnancy and live birth rate following IVF. This submission is the first, important step towards establishing the optimal dosing regimen for nolasiban in IVF.”

“The submission of our pre-IND dossier is a critical step in assessing nolasiban’s potential in improving live birth rates in women undergoing IVF,” said Steven Chen, Chairman and CEO of Yuyuan. “With more than 950,000 ART cycles in 2017, China has the largest number of IVF-related procedures in the world. We are delighted to collaborate with ObsEva and potentially establish nolasiban as a cornerstone of IVF treatment.”

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving embryo transfer (ET) outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Yuyuan Bioscience Technology

Yuyuan Bioscience Technology is a leading biopharmaceutical company based in China focused on discovering, developing and commercializing innovative medicines for unmet medical needs in the assisted reproductive area. The company continues to introduce a competitive portfolio of therapeutic programs aimed at helping to bring more solutions to this field. Yuyuan Bioscience has a top class leadership team with deep experience at assisted reproductive therapeutics and within biotech organizations. The team has a strong track record of success – successfully having taken drug candidates into clinical trials in China, secured regulatory approvals and achieved great market success. Yuyuan Bioscience has always adhered to the development concept of “doing moral business, craving long-lasting career”, providing comprehensive, accurate and professional services for China's assisted reproductive medical field.

About Assisted Reproductive Technology

Infertility affects about 10% of reproductive-aged couples, with more than two million assisted reproductive technology (ART) treatments (including IVF and intracytoplasmic sperm injection (ICSI)) performed worldwide each year. In China, more than 950,000 ART cycles (IVF, ICSI, fetal ET) were performed in 2017 (National Health Commission of the PRC, presented at the 23rd International Federation of Fertility Societies conference in Shanghai, 2019)

While the success of ART depends on multiple factors including ovarian response, fertilization, embryo quality and ET procedure, a successful pregnancy ultimately hinges on the receptivity of the uterus to accept embryo implantation. Uterine contractions at the time of ET, as well as suboptimal thickness of the uterine wall and insufficient blood flow to the uterus, may impair the implantation of the embryo.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist which was licensed from Merck KGaA, Darmstadt, Germany, in 2013. ObsEva retains worldwide, exclusive, commercial rights (ex China).

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan," "potential," "will," and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential of nolasiban to contribute to improving clinical pregnancy and live birth rates following IVF, and Yuyuan’s ability to successfully develop and commercialize nolasiban in China, including establishing the optimal dosing regimen. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, uncertainties inherent in the conduct of clinical trials and clinical development and related regulatory reviews and approvals, including the risk that the results of earlier clinical trials may not be predictive of the results of later-stage clinical trials, related interactions with regulators, including YuYuan’s interactions with the NMPA, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2019, the Risk Factors disclosed in ObsEva’s Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on May 5, 2020, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Vice President, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile